UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, October 2, 2007

President

National Securities Commission

Dr. Eduardo Hecker

S            /              D

Re:	Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.) (Distribution and Marketing Company of the North S.A.) (the “Company”). Repurchase of Par Notes due October 2017.

Dear Sirs,

I am pleased to inform you, in accordance with the relevant governing regulations, that the Company has completed the repurchase of US$ 6,000,000 principal amount of Par Notes due October 2017.

Cordially,

Ivana del Rossi

EDENOR S.A.

Head of Market Relations

1

Buenos Aires, October 3, 2007

President

National Securities Commission

Dr. Eduardo Hecker

S            /              D

Re:	Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.) (Distribution and Marketing Company of the North S.A.) (the “Company”). Repurchase of Par Notes due October 2017.

Dear Sirs,

I am pleased to inform you, in accordance with the relevant governing regulations and in furtherance of the information provided yesterday regarding the repurchase by the Company of US$ 6,000,000 principal amount of Par Notes due October 2017, that these Notes were repurchased at an average price of U.S.$755.50 per $1,000.00 of principal amount. The repurchased Notes were delivered to the Trustee for cancellation.

Cordially,

Ivana del Rossi

EDENOR S.A.

Head of Market Relations

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: October 8, 2008